August 8, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re:	Tavia Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 9, 2024

File No. 333-280275

Dear Mr. Holt and Ms. Howell:

On behalf of Tavia Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated July 30, 2024, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-280275) (the “Amendment No. 1”). An electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed July 9, 2024

General

1.	We note your response to prior comment 2 and reissue the comment. It remains unclear how your proposed offering structure complies with Nasdaq Rule IM-5101-2(d). Rule IM-5101-2(d) limits the redemption rights of public shareholders to the shares of common stock. Therefore, please revise your proposed offering structure or provide us with a detailed analysis of how your offering structure complies with Rule IM-5101-2(d).

Response: In response to the Staff’s comment, the Company has revised the proposed offering structure as indicated throughout Amended Registration Statement. Pursuant to the revised offering structure, each unit offered in the initial public offering will consist of one-half of one Class A ordinary share, one-half of one Class P ordinary share and one-half of one warrant. In connection with completion of the Company’s initial business combination, each whole Class P ordinary share (which is not converted into a pro rata share of the trust account) will automatically convert into a convertible preferred share on a one-to-one basis. The proposed offering structure is in compliance with Rule IM-5101-2(d) as only ordinary (common) shares will have voting and redemption rights prior to the initial business combination.

2.	We note the revisions made in response to prior comment 3 including disclosure that in connection with the de-SPAC transaction, the company may amend the terms of the preferred stock, including with regard to the conversion price, to make the business combination more likely or to reduce the number of public shares being redeemed in connection with the business combination. Please provide additional disclosure throughout the prospectus regarding the potential to change the conversion price, including the potential negative impact a decreased conversion price would have upon ordinary shareholders, including the potential additional dilutive impact to ordinary shareholders. Add risk factor disclosures. Please also explain the statement on page 11 that such preferred shares could potentially be “recycled” to new investors in connection with the marketing of a potential business combination.

Response: In response to the Staff’s comment, the Company has revised disclosure on the cover page, pages 13, 46, 47 and 116 of the Amended Registration Statement. In addition, the Company added disclosure on page 11 of the Amended Registration Statement to clarify the statement regarding “recycling” of shares to new investors.

3.	Please revise your prospectus disclosures and Exhibit 10.1, the Letter Agreement, for consistency. As a non-exclusive example, we note that on page 15 of the prospectus you state that “the holders of the founder shares (but not the holders of the EBC founder shares) have agreed, subject to applicable securities laws, to vote any founder shares held by them and any public shares purchased in or after this offering in favor of our initial business combination.” However, EBC is a party to the Letter Agreement, which includes a provision stating that in the event the company seeks shareholder approval of an initial business combination, the parties will vote all ordinary shares and convertible preferred shares owned by them in favor of the business combination. As another non-exclusive example, we note that the page 15 language referring to the agreement of the holders of the founder shares to vote any founder shares held by them in favor of your initial business combination is qualified as being subject to applicable securities laws. However, the corresponding provision in the Letter Agreement includes no similar qualifier. Please revise as appropriate.

Response: The Company respectfully notes that the EBC is only a party to the Letter Agreement in its capacity as the Representative of the Underwriters and not as a holder of the EBC founder shares. The applicable restrictions on EBC founder shares are set forth in the Underwriting Agreement. In response to the Staff’s comment, the Company has revised disclosure on pages 1, 5 and 6 of Exhibit 10.1 to include the applicable securities law qualifier and to clarify that EBC’s signature is to acknowledge and accept the Letter Agreement executed by the Insiders.

Cover Page

4.	Please revise your filing to provide the address of your principal executive offices, rather than the address of your agent for service of process, as required by Form S-1.

Response: The Company respectfully notes that the Company does not maintain a physical office and has entered into agreement with Puglisi & Associates to receive and collect mail at 850 Library Avenue, Suite 204, Newark, DE 19711 and, therefore, considers this address to be its principal executive office.

Exhibits

5.	Please revise Exhibit 10.3 for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A to Exhibit 10.3, the Investment Management Trust Agreement, states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds . . . .” However, Nasdaq Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . .” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.

Response: In response to the Staff’s comment, the Company has revised Exhibit 10.3 in the Amended Registration Statement accordingly.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6926.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Tavia Acquisition Corp.